UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER of Depositor: 000-24370
NOTIFICATION OF LATE FILING	CUSIP NUMBER 81371J208

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		March 31, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sector 10, Inc.
Full Name of Registrant

Former Name if Applicable

14553 South 790 West #C
Address of Principal Executive Office (Street and Number)

Bluffdale, Utah 84065
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The audit for the fiscal year ended March 31, 2009 is in progress and the issuance of the report has been delayed until after the original due date to file the Form 10K. The registrant requests an extension to provide the auditors with sufficient time to issue the report for inclusion in the Form 10K. The Form 10K is expected to be filed within the 15 day period granted with the extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Pericles P. DeAvila	206	618-4225
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The business of Sector 10, Inc. may produce significant changes in the results of operations from the corresponding figures in the report filed for the last fiscal year. The prior year reflected the initial period after the merger between SKRM Interactive, Inc. and Sector 10 Services USA, Inc.  The current fiscal year had minimal sales activity and generated more losses than the prior year as a result of continued development of product and distribution channels.  Revenues are expected to increase in the fiscal year ended March 31, 2010.

Sector 10, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2009	By:	/s/ Pericles P. DeAvila
President

This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the Company’s independent investigation and the anticipated timing for the Company’s filing of various reports required pursuant to the Exchange Act. Actual results will vary, and may vary materially, from those expressed in the forward-looking statements, including risks and uncertainties relating to the results of the independent investigation and developments in regulatory and legal guidance regarding the Company’s efforts to restore compliance with the provisions of the Exchange Act. The Company undertakes no obligation to update these forward-looking statements, except as otherwise required by law.